Exhibit (a)(10)

The New Ireland Fund, Inc. Announces Final Results of Tender Offer

Boston, Massachusetts – June 20, 2012 - The New Ireland Fund, Inc. (NYSE: IRL) announced today that, in accordance with its offer to purchase 15% of its issued and outstanding shares of common stock, which offer expired on June 13, 2012, the Fund has accepted 924,000 shares for payment on or about June 20, 2012 at $8.09 per share, which is equal to 98% of the Fund's net asset value per share as of the close of regular trading on the New York Stock Exchange on June 14, 2012.   The Fund will make prompt payment to participating stockholders of the purchase price for shares accepted in the tender offer.   A total of approximately 2,529,140 shares or approximately 41.1% of the Fund's issued and outstanding shares of common stock were properly tendered and not withdrawn prior to the expiration of the offer.  Consistent with the terms of the offer, on a pro rated basis, approximately 36.5% of the shares properly tendered by each stockholder have been accepted for payment.

The New Ireland Fund, Inc. is a closed-end diversified investment company that seeks long-term capital appreciation through investing at least 80% of its assets in a portfolio of Irish securities. The Fund, which is managed by Kleinwort Benson Investors International Limited, is listed on the New York Stock Exchange under the trading symbol "IRL." For further information, please contact the Fund at 1-800-468-6475.